

Lend Lease
CORPORATION

02034114

SUPPL

2 May 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
     File No: **82 - 3498**



SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 0 2002
WASH. D.C. 164

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
22 April 2002	Announcement to Australian Stock Exchange Retirement of Director – D J Grady
1 May 2002	Announcement to Australian Stock Exchange Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement
1 May 2002	Australian Securities and Investments Commission Lodgement Form 207 – Notification of Share Issue

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary



Company - Lend Lease Corporation Limited
File No 82-3498

22 April 2002

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Stock Exchange

By electronic lodgement

By facsimile: 0015 64 4 473 1470

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

BOARD RETIREMENT

Lend Lease Corporation Limited ("Lend Lease") today announced that Diane Grady will retire from the Lend Lease Board effective 1 July 2002.

Diane joined the Lend Lease Board in June 1994. In addition to her role as a Director of the parent company, Diane has been a Director of a number of Group subsidiary companies and has been a member of many committees and strategic groups. The Board wishes to record its appreciation to Diane for her contribution in all these roles over the past 8 years.

The Board is pleased that Diane will continue her association with Lend Lease as a Director of Lend Lease USOT Management Limited (the trustee of the Lend Lease US Office Trust).

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 May 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Stock Exchange

By electronic lodgement

By facsimile: 0015 64 4 473 1470

Pages: Eight (8) pages

Dear Sir

Re: Stock Exchange Announcement
**   Appendix 3B**

Attached is Appendix 3B (New Issue Announcement, Application for Quotation of Additional Securities and Agreement) in relation to 793,688 ordinary shares allotted pursuant to the Company's Share Purchase Plan and the Non-executive Directors' Share Ownership Plan.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

LEND LEASE CORPORATION LIMITED

ABN

000 226 228

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	ORDINARY SHARES
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	793,688
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	SHARES ALLOTTED PURSUANT TO THE SHARE PURCHASE PLAN AND THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$11.79
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	SHARES ALLOTTED PURSUANT TO THE SHARE PURCHASE PLAN AND THE NON-EXECUTIVE DIRECTORS' SHARE OWNERSHIP PLAN
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 APRIL 2002

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number	+Class
		434,528,203	ORDINARY SHARES

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	NIL	NIL

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	RANK EQUALLY FROM DATE OF ALLOTMENT WITH ALL OTHER EXISTING ORDINARY SHARES

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

Appendix 3B
New issue announcement

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	N/A

25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do ⁺security holders sell their entitlements *in full* through a broker?	N/A

31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   [√]   Securities described in Part 1

(b)   [ ]   All other securities

        Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee
        incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

*Tick to indicate you are providing the information or
documents*

35   [ ]   If the +securities are +equity securities, the names of the 20 largest holders of the
            additional +securities, and the number and percentage of additional +securities held by
            those holders

36   [ ]   If the +securities are +equity securities, a distribution schedule of the additional
            +securities setting out the number of holders in the categories
            1 - 1,000
            1,001 - 5,000
            5,001 - 10,000
            10,001 - 100,000
            100,001 and over

37   [ ]   A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38   Number of securities for which
      +quotation is sought

Appendix 3B
New issue announcement

39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

| √ | Periodic payment as agreed with the home branch has been arranged |

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .....S. Sharpe..................... Date: ....1/5/02........
            (Director/Company secretary)

Print name: .....Susan June SHARPE.........................

== == == == ==

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited

office, level, building name or PO Box no. Level 46 Tower Building

street number & name Australia Square

suburb/city Sydney   state/territory NSW   postcode 2000

telephone (02) 9236-6111

facsimile (02) 9252-2192

DX number   suburb/city

207   page 1/1   15 July 2001

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name Lend Lease Corporation Limited

A.C.N. 000 226 228

Details of the issue

date of issue (d/m/y) 29 / 4 / 2002   or period of issue (d/m/y)   from   /   /   to   /   /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Shares

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary Shares	793,688	$11.79	N/A

1. Have all shares been issued for cash only?   Yes ☒   No ☐
    If Yes, lodge this form. No other forms are required.   **If No**, see item 2

2. Were some or all of the shares issued under a written contract   Yes ☐   No ☒
    If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
    Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
    If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
· The time actually spent reading the instructions, working on the question and obtaining the information
· The time spent by all employees in collecting and providing this information

Signature

I certify that the information in this form is true and complete.

print name Susan June SHARPE   capacity Company Secretary